UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026 (Report No. 3)

Commission File Number: 001-40065

IM Cannabis Corp.
(Exact Name of Registrant as Specified in Charter)

Kibbutz Glil Yam, Central District, Israel 4690500

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

CONTENTS

Sale of European Operations and Share Purchase Agreement

On August 16, 2026, IM Cannabis Corp. (the “Company”) entered into a definitive share purchase agreement (the “Share Purchase Agreement”) with Slil.com Holding Ltd. (“Slil”) and I.M.C. Holdings Ltd. (“IMC Holdings”) pursuant to which the Company agreed to sell to Slil all of the issued and outstanding shares of IMC Holdings, representing 100% of the equity interests of IMC Holdings on a fully diluted basis containing the Company’s European-focused assets (the “Sale”).

Prior to and as a condition precedent to closing, IMC Holdings is required to complete a pre-closing reorganization (together with the Sale, the “Transactions”), following which the only material assets of IMC Holdings will be its direct or indirect equity interests in Adjupharm GmbH, Xinteza API Ltd. and Shiran Societe Anonyme, and the Israeli operations (consisting of I.M.C. Pharma Ltd., Rivoli Trade & Marketing Ltd., R.A. Yarok Pharm Ltd., Rosen High Way Ltd. and Focus Medical Herbs Ltd.) will be transferred to the Company or a designated wholly-owned subsidiary of the Company, and the repayment of outstanding intercompany indebtedness of IMC Holdings to the Company, in an approximate amount of C$10,000,000 as capital contribution to IMC Holdings. The consideration for the Transactions is acknowledgment of a C$3,000,000 advance payment already made to the Company by Slil, plus Slil’s assumption of certain liabilities concerning IMC Holdings and the subsidiaries remaining thereafter, pursuant to the terms of the Share Purchase Agreement, which shall not materially exceed C$9,400,000 in the aggregate (subject to adjustments agreed between the parties). No securities of the Company are being issued or exchanged as part of the Transactions.

The Company expects the Transactions to result in an improvement of approximately C$3.0 million in its shareholders’ equity. The Transactions are expected to reduce the Company’s debt, streamline its corporate structure, improve working capital and cash flow, and allow the Company to focus resources on its Israeli business while pursuing additional opportunities.

Under the terms of the Share Purchase Agreement, in case that the closing of the Transactions does not occur by September 30, 2026, the Share Purchase Agreement may be terminated. The Share Purchase Agreement is subject to customary conditions, including completion of the pre-closing reorganization, receipt of a valid tax certificate from the Israel Tax Authority, and other required consents and approvals.

Upon closing, the Company will retain its core Israeli medical cannabis operations and related subsidiaries.

The foregoing description of the Share Purchase Agreement set forth above is qualified in its entirely by reference to the full text of the Share Purchase Agreement attached hereto as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K.

Financial Information Regarding the Sale of European Operations

Upon the terms and subject to the satisfaction of the conditions described in the Share Purchase Agreement, at the closing of the Transaction, the Company will sell to Slil all of the issued and outstanding shares of IMC Holdings, representing 100% of the equity interests of IMC Holdings on a fully diluted basis.

The unaudited pro forma interim condensed statements of financial position and of comprehensive loss as of June 30, 2026, that are included as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K do not necessarily reflect what the Company’s financial position or results of operations would have been as of or during the periods presented had the Transactions been completed in prior periods and do not necessarily indicate what the Company’s financial position, results of operations, cash flows or costs and expenses will be in the future. Furthermore, these pro forma interim condensed statements of financial position and of comprehensive loss do not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the transaction.

Press Release

On August 17, 2026, the Company issued a press release titled: “IM Cannabis Enters into Agreement to Sell IMC Holdings and European-Focused Assets”. A copy of this press release is furnished herewith as Exhibit 99.1.

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-296637, 333-293236, 333-289571 and 333-288346) filed with the U.S. Securities and Exchange Commission to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Disclaimer for Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). For example, the Company is using forward-looking statements when it discusses the pre-closing reorganization; that the Transactions are expected to result in an improvement of approximately C$3.0 million in its shareholders’ equity, reduce the Company’s debt, streamline its corporate structure, improve working capital and cash flow, and allow the Company to focus resources on its Israeli business while pursuing additional opportunities; the closing of the Transactions and satisfaction of customary conditions to closing, including completion of the pre-closing reorganization, receipt of a valid tax certificate from the Israel Tax Authority, and other required consents and approvals; the expected date of closing of the Transactions; and that upon closing the Company will retain its core Israeli medical cannabis operations and related subsidiaries. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. Forward-looking statements are based on assumptions that may prove to be incorrect.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the multi-front war Israel has faced on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company's inability to take advantage of the legalization of medicinal cannabis in Germany; and the inability of the Company to find new business activities to broaden its growth avenues and support long-term value creation.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the United States Securities and Exchange Commission on March 30, 2026, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this Report of Foreign Private Issuer on Form 6-K is made as of the date hereof and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

EXHIBIT INDEX

Exhibit No.
10.1	Share Purchase Agreement, dated as of August 16, 2026.
99.1	Press Release dated August 17, 2026, titled “IM Cannabis Enters into Agreement to Sell IMC holdings and European-Focused Assets”.
99.2	Unaudited Pro Forma Condensed Combined Financial Information of IM Cannabis Corp. for the period ended June 30, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IM CANNABIS CORP.
(Registrant)

Date: August 17, 2026	By:	/s/ Oren Shuster
	Name:	Oren Shuster
	Title:	Chief Executive Officer and Director